UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: April 12, 2007
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-Commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4))

Item 7.01 Regulation FD Disclosure.

Attached hereto as Exhibit 99 is a summary that reflects reclassifications in the composition of Kimberly-Clark Corporation's (the "Corporation") Health Care and K-C Professional & Other business segments. The Corporation's scientific business was moved from the Health Care segment to the K-C Professional & Other segment effective January 1, 2007 to reflect the current management responsibility for that business. The summary includes the effect of the reclassifications for each segment on the following: Net Sales and Operating Profit for the full years 2004 and 2005 and by quarter for 2006, and Depreciation and Amortization Expense, Assets and Capital Spending for 2005 and 2006.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit 99   Net Sales and Operating Profit (as reclassified) for the full years 2004 and 2005 and by quarter for 2006, and Depreciation and Amortization Expense, Assets and Capital Spending (as reclassified) for 2005 and 2006 of the Corporation's Health Care and K-C Professional & Other business segments.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: April 12, 2007   By: <u>/s/: Mark A. Buthman</u>
                                                  Mark A. Buthman
                                                    Senior Vice President and
                                                    Chief Financial Officer

EXHIBIT INDEX

Exhibit 99   Net Sales and Operating Profit (as reclassified) for the full years 2004 and 2005 and by quarter for 2006, and Depreciation and Amortization Expense, Assets and Capital Spending (as reclassified) for 2005 and 2006 of the Corporation's Health Care and K-C Professional & Other business segments.

Exhibit (99)

NET SALES AND OPERATING PROFIT BY BUSINESS SEGMENT
(as reclassified)

($ millions)	Net Sales		
	K-C Professional & Other		Health Care
2004 Year	$	2,826.7	$ 1,131.2
2005 Year		2,672.2	1,149.6
2006			
1st Quarter		652.8	300.5
2nd Quarter		704.0	317.8
3rd Quarter		717.5	308.2
4th Quarter		738.8	310.9
Year	$	2,813.1	$ 1,237.4

($ millions)	Operating Profit		
	K-C Professional & Other		Health Care
2004 Year	$	411.5	$ 245.1
2005 Year		472.8	200.4
2006			
1st Quarter		104.5	51.3
2nd Quarter		113.9	58.3
3rd Quarter		127.2	51.4
4th Quarter		126.5	50.2
Year	$	472.1	$ 211.2

Note: There is no change to previously reported amounts for the Personal Care and Consumer Tissue segments or Corporate & Other.

DEPRECIATION AND AMORTIZATION EXPENSE, ASSETS, AND CAPITAL SPENDING
BY BUSINESS SEGMENT
(as reclassified)

($ millions)	K-C Professional & Other	Health Care
Depreciation and Amortization		
2005	$ 135.7	$ 52.4
2006	126.3	40.3
Assets		
2005	2,540.4	2,038.5
2006	2,593.2	2,169.7
Capital Spending		
2005	87.7	27.3
2006	131.1	40.1

Note: There is no change to previously reported amounts for the Personal Care and Consumer Tissue segments or Corporate & Other.